PROXY VOTING POLICY AND PROCEDURES

Kovitz acts as investment adviser or sub-adviser for its clients, including private funds, separately managed accounts, investment companies and other commingled investment vehicles (collectively, "clients"). SEC Rule 206(4)-6 requires all registered investment advisers to adopt written procedures to ensure that they vote client securities in the best interest of their clients. Adviser has adopted these proxy voting policies and procedures to help satisfy its duties relating to proxy voting for securities held by its clients. References herein to "proxies" hereafter shall only include those proxies of clients.

Proxy voting decisions will be made in light of the anticipated impact of the vote on the desirability of maintaining an investment in a company, from the viewpoint of the best interests of Adviser's clients, without regard to any other interests. As a matter of policy, Adviser will not be influenced by outside sources whose interests conflict with the interest of its clients. Any conflict of interest will be resolved in the best interest of Adviser's clients.

Procedures

The compliance department shall be responsible for making sure that proxies are voted according to these procedures. Proxies may be voted electronically or by U.S. mail. As proxy ballots are voted, they will be kept on file by the compliance department. With respect to certain accounts Adviser may not be required to vote proxies.

Adviser has retained independent third-party proxy voting service providers, Institutional Shareholder Services Inc. ("ISS") and Broadridge Financial Solutions, Inc. ("Broadridge), to assist it in coordinating, administering (including the maintenance of required records), processing and voting of certain client proxies. These services also include proxy voting recommendations and research. As a general rule, JSS and Broadridge will vote proxies in accordance with its recommendations. except in certain circumstances where Adviser determines it is in the best interests of the relevant client to otherwise vote a proxy and is consistent with this Proxy Voting Policy and Procedures.

In selecting a proxy advisory firm and as a condition for retention of such firm. Adviser will seek to ensure (or reconfirm) that the firm has the capacity ability and independence necessary to provide recommendations in the best interests of Adviser's clients. Factors that Adviser considers critical to the employment or retention of a proxy advisory firm include the capabilities of the advisory firm's personnel. its capacity and competency to adequately analyze proxy issues. its methodologies for assessing proxy voting matters the manner in which it engages (or chooses not to engage) with issuers. its management. treatment and disclosure of actual and potential conflicts of interest and its propensity to commit (and correct) errors in its recommendations. The compliance department maintains documentation evidencing this review.

Adviser periodically reevaluates the basis of its continuing relationship with ISS and Broadridge. Adviser will review, among other documents and policies, its conflicts of interest disclosures, its approach to how proxies are voted, and other relevant information in seeking to reconfirm that the bases upon which ISS and Broadridge was originally selected remain intact and that the selection of ISS and Broadridge continues to be in clients' best interests. Adviser also reviews any on-going updates or notices transmitted from ISS and Broadridge that materially modify its approach to proxy voting. In addition, Adviser will review any disclosures from ISS and

Broadridge, or indications from other sources, of material errors, incompleteness or other problems with that firm's proxy advice. The compliance department maintains documentation evidencing this review.

Adviser will conduct oversight of third-party research providers that it retains to assist with proxy voting to determine that proxies continue to be voted in clients' best interests. Adviser will request that proxy advisory firm update Adviser regarding relevant business changes (i.e., with respect to the firm's capacity and competency to provide proxy voting advice) or conflict policies and procedures. Adviser will use such information to identify and address conflicts that may arise on an ongoing basis.

Additionally, the compliance department will periodically review the number of ballots for vote versus the number of client holdings. This review will confirm our third party systems are receiving the appropriate number of ballots for the accounts we have proxy voting authority over.

Conflicts of Interest

It is the duty of the compliance department to resolve any material conflicts of interest related to proxy voting. A conflict of interest may exist, for example, if Adviser has a business relationship with (or is actively soliciting business from) either the company soliciting the proxy or a third party that has a material interest in the outcome of a proxy vote or that is actively lobbying for a particular outcome of a proxy vote. Any Adviser employee with knowledge of a potential personal conflict of interest (e.g., familial relationship with company management) relating to a particular proposal shall disclose that potential conflict to the compliance department and remove himself or herself from the proxy voting process.

As Adviser utilizes the services of ISS and Broadridge as an independent third party proxy voting service provider, it generally will be the case that voting proxies in accordance with the recommendations of ISS and Broadridge will significantly mitigate the risk of a conflict of interest. Where, however, proxies are voted by Adviser contrary to the recommendations of ISS and Broadridge or where a potential or actual conflict of interest or perceived conflict of interest has been brought to the attention of or been identified by the compliance department, the compliance department will assess and address such conflict of interest. Some examples in which potential conflicts may exist include instances where Adviser or its affiliates also manage the issuer's pension plan or if a Supervised Person or a close relative of a Supervised Person has a significant personal or business relationship with an issuer or an individual director (or directorship candidate), officer (or candidate for corporate office) or proxy contest participant.

If a conflict of interest arises, Adviser will:

♦	Rely solely on (and vote in accordance with) the recommendations of ISS or Broadridge, as referenced above, or other independent third party consulted or engaged (generally or specifically) for such purpose; OR

♦	Prepare a report that (1) describes the conflict of interest; (2) discusses procedures used to address such conflict of interest; (3) discloses any contacts from outside parties (other than routine communications from proxy solicitors) regarding the proposal; and (4) confirms that the recommendation was made solely on the merits and without regard to any other consideration. Adviser will retain a copy of such report.

Voting Guidelines

If a client directs Adviser to vote a proxy in a particular way, Adviser will vote the proxy in accordance with the client's directions, if possible. In the absence of specific voting direction from a client, Adviser will vote proxies in the best interests of the applicable client, which may result in different voting results among clients for proxies for the same issuer.

In seeking to vote proxies in the best interest of its clients (including determining whether it is in the best interest of a client to abstain from voting), Adviser generally is guided by the principle of voting a client proxy in a manner which it believes will maximize value to the client taking into account the nature of the client's position in the security and underlying investment strategy and thesis, including any material applicable environmental, social and governance factors, and its voting determination also may take into account the following factors, among others:

♦	the cost and practicality of voting;
♦	whether voting the proxy would otherwise be unnecessary or unwarranted for any reason;
♦	whether the proposal relates to a routine corporate housekeeping matter;
♦	whether the proposal was recommended by management and Adviser's opinion of management;
♦	whether the proposal acts to entrench existing management, makes it more difficult to replace members of the issuer's board, or implicates other corporate governance matters; and/or
♦	whether the proposal fairly compensates management for past and future performance.

Corporate governance standards, disclosure requirements and the mechanics of voting proxies in foreign markets can vary greatly from U.S. markets. Certain foreign markets impose burdensome or expensive proxy voting requirements on equity holders, which in some instances may outweigh the benefits of voting the relevant proxy. Adviser may abstain or take no action with respect to a foreign proxy if it determines, in its reasonable discretion, that the burdens and costs associated with voting the proxy outweigh the potential benefits to clients.

Proxy Voting with Respect to Kovitz's Private Fund Clients

For most purposes, the firm's affiliated private funds are each considered a client of Kovitz (the underlying investors in each fund are not considered clients of Kovitz).

Absent extraordinary circumstances (e.g., large ownership percentage holding, significant knowledge about the issue at hand, etc.), Kovitz will not cast proxy votes on behalf of the private funds (when it does vote proxies, Kovitz will generally vote with management). Kovitz believes that investors in the private funds would be better served if Kovitz spent its time managing the investments of the private funds, rather than spending time on analyzing proxy matters.

Generally, the private funds' investments are generally in large, liquid stocks, and the percentage ownership in portfolio investments/companies by such funds at any given time is not material. Casting votes on behalf of the private funds would have a negligible impact unless a fund held a significant position in a particular company. Given the investment philosophy and trading strategy of Kovitz, this is unlikely to occur. Kovitz believes that voting proxies without undertaking the required due diligence is irresponsible.

Disclosure of Kovitz's proxy voting policies and procedures to the "client" in this case would be self-serving because the disclosures would be directed to the hedge funds, and Kovitz, which makes the decisions, would be the recipient of such disclosure.

Recordkeeping

Adviser or its agent will maintain the following records:

♦	this Policy and Procedures;
♦	proxy statements received regarding client securities (provided, however, that Adviser may rely on the SEC's EDGAR system if the company filed its proxy statements via EDGAR or may rely on a third party as long as the third party has provided Adviser with an undertaking to provide a copy of the proxy statement promptly upon request; such proxies, however, will still be recorded by compliance department;
o	a record of each vote cast on behalf of a client (provided, however, that Advisers may rely on a third party subject to the undertaking requirement);
o	a copy of any document prepared by Adviser that was material to making a voting decision or that memorialized the basis for the decision; and
o	a copy of any written client request for information on how Adviser voted proxies on behalf of that client and Adviser's written response to any client request (whether written or oral) on how Adviser voted proxies on behalf of that client.

Adviser will maintain these records in an easily accessible place for at least six years from the end of the fiscal year during which the last entry was recorded, the first two years in Adviser's office.

Adviser relies, for recordkeeping purposes, on proxy statements and records of proxy votes cast that are maintained with lSS and Broadridge. Adviser's agreement with lSS and Broadridge provides that they are required to furnish or make available to Adviser a copy of such documents promptly upon Adviser's request.

Disclosure

Adviser shall appropriately respond in writing to all written client requests for information on how it voted with respect to that client's securities. Such written request along with any written response shall be maintained pursuant to Adviser's Recordkeeping policy described above.